Exhibit 4.3

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three months and year ended December 31, 2021

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of February 22, 2022, should be read in conjunction with the audited consolidated financial statements of TF Precious Metals for the years ended December 31, 2021 and 2020 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s final long form prospectus dated May 19, 2021, available on SEDAR at www.sedar.com, as supplemented by the Company’s annual information form (“AIF”) as filed from time to time and available on SEDAR at www.sedar.com. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’.

Use of Non-IFRS Financial Performance Measures

We use the following non-IFRS financial performance measures in this MD&A:

•	Gold Equivalent Ounces (“GEOs”)

•	Adjusted Net Earnings and Adjusted Net Earnings per Share

•	Adjusted EBITDA

•	Free Cash Flow

•	Asset Margin

•	Total Margin

•	Cash Costs and Cash Costs per GEO

For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS please refer to the Non-IFRS Financial Performance Measures section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Table of Contents
Company Overview	3
Market Overview	5
Financial and Operating Highlights	6
Guidance	9
Sustainability Initiatives	10
Portfolio of Streaming and Royalty Interests	12
Key Developments	14
Operating Assets – Performance	17
Development Stage Assets	20
Portfolio of Investments	21
Financial Condition Review	22
Liquidity and Capital Resources	29
Quarterly Information	30
Commitments and Contingencies	31
Risk and Risk Management	33
Internal Controls over Financial Reporting	34
Public Securities Filings and Regulatory Announcements	35
IFRS Critical Accounting Policies and Accounting Estimates	35
Non-IFRS Financial Performance Measures	40
Forward-Looking Information	44
Technical and Third-Party Information	45

Company Overview

Triple Flag is a gold-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a sought-after, long-term funding partner to mining companies throughout the commodity cycle, while generating attractive returns for our investors.

From our inception in 2016 to our position now as an emerging senior streaming and royalty company, we have invested in excess of $1.7 billion of capital and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver.

5-Year Performance

1GEOs, adjusted EBITDA and adjusted net earnings as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

We currently have 79 assets, consisting of 9 streams and 70 royalties. These investments are tied to mining assets at various stages of the mine life cycle.

Asset Count
Producing	15
Development & Exploration	64
Total	79

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, gold-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

For a discussion of key trends and factors affecting our results of operations and financial position, see ‘‘Market Overview’’.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow.

The following tables set forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended December 31		Year ended December 31
Average Metal Prices/Exchange Rates	2021	2020	2021	2020
Gold (US$/oz)[1]	1,795	1,874	1,799	1,770
Silver (US$/oz)[2]	23.33	24.39	25.14	20.55
Exchange rate (US$/C$)[3]	1.2603	1.3030	1.2535	1.3415

1Based on the London Bullion Market Association (“LBMA”) PM fix.

2Based on the LBMA fix.

3Based on Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar; the sale or purchase of gold by central banks and financial institutions; interest rates; inflation or deflation; global and regional supply and demand; and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and royalty portfolio.

During the three months ended December 31, 2021, the gold price ranged from $1,753 to $1,865 per ounce, averaging $1,795 per ounce for the period, a 4% decrease from the same period in the prior year. During the year ended December 31, 2021, the gold price ranged from $1,684 to $1,943 per ounce, averaging $1,799 per ounce for the period, a 2% increase from the prior year. At December 31, 2021, the gold price was $1,806 per ounce (based on the most recent LBMA PM fix). The average gold price fluctuated during the fourth quarter of 2021, ending slightly down as new variants of the COVID-19 virus weighed on investors. Investors anticipate the U.S. Central Bank will begin withdrawing pandemic-era support for the economy and increasing interest rates in the coming year to fend off inflation risks amidst an improvement in the unemployment rate and near forty -year highs in the Consumer Price Index being experienced towards the end of 2021. Also, during the quarter, physically backed gold exchange traded funds (“ETFs”) saw global net outflows of $891 million across all regions.

Silver

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications and silver demand is also correlated to the Industrial Index. A rebound of manufacturing activity is expected to have a positive effect on silver as silver has many uses. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended December 31, 2021, the silver price ranged from $21.81 to $25.27 per ounce, averaging $23.33 per ounce for the period, a 4% decrease from the same period in the prior year. During the year ended December 31, 2021, the silver price ranged from $21.53 to $29.59 per ounce, averaging $25.14 per ounce for the period, a 22% increase from the prior year. At December 31, 2021, the silver price was $23.09 per ounce (based on the LBMA fix). Similar to gold, silver was influenced by U.S. Federal Reserve policy, exchange traded fund flows, COVID-19, and fluctuating investor demand.

Currency Exchange Rates

We are subject to minimal currency fluctuations as all our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. Given that general administration costs are not significant for us, movements in the exchange rate between Canadian and U.S. dollars do not have a significant impact on our results. We do not have any hedging programs in place for our non-U.S. dollar expenses given that the impact of currency fluctuation is insignificant.

Financial and Operating Highlights

Three months and year ended December 31, 2021 compared to three months and year ended December 31, 2020

($ thousands except GEOs, per share
metrics, asset margin, total	Three months ended December 31		Year ended December 31
margin, cash costs per GEO)	2021	2020	2021	2020
IFRS measures:
Revenue	$36,990	$41,999	$150,421	$112,588
Gross Profit	20,651	22,723	83,253	50,098
Depletion	13,056	15,832	53,672	53,231
Net Earnings	13,381	53,955	45,527	55,565
Net Earnings per Share (“EPS”)	0.09	0.40	0.31	0.48
Operating Cash Flow	28,997	30,721	120,015	84,377
Operating Cash Flow per Share	0.19	0.23	0.81	0.73
Non-IFRS measures[1]:
GEOs	20,605	22,409	83,602	63,059
Adjusted Net Earnings	13,409	17,060	57,563	24,406
Adjusted Net Earnings per Share (“Adjusted EPS”)	0.09	0.13	0.39	0.21
Adjusted EBITDA	28,880	36,735	123,485	96,157
Free Cash Flow	28,997	30,721	120,015	84,377
Asset Margin	91%	92%	91%	92%
Total Margin	78%	87%	82%	85%
Cash Costs per GEO	159	154	161	147
Acquisition of Mineral Interests	$5,015	$495	$51,263	$729,682

1GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow, asset margin, total margin and cash costs per GEO as presented above and in the following discussion are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Three months ended December 31, 2021 compared to three months ended December 31, 2020

Revenue was $37.0 million, a decrease of 12% from $42.0 million for the same period in the prior year due to $3.5 million lower revenue due to lower volume from streams and royalties, $1.1 million lower revenue due to lower gold prices and $1.1 million lower revenue due to lower silver prices, partially offset by $0.7 million higher revenue due to higher diamond prices. Lower revenue from streams and royalties was driven by lower stream deliveries from the ATO stream due to ongoing COVID-19-related supply chain impacts, lower stream deliveries from the Buriticá gold stream, largely due to the buyback of the gold stream at the end of December 2020 and lower metal sales from the Northparkes gold and silver stream due to the timing of metal sales, partially offset by higher sales volume from the Cerro Lindo silver stream and the Renard diamond stream.

Gross profit was $20.7 million, a decrease of 9% from $22.7 million for the same period in the prior year. The decrease was driven by lower gross profit from the ATO and Buriticá streams due to lower deliveries, lower gross profit from the Northparkes stream due to the timing of metal sales and lower gold and silver prices, partially offset by higher gross profit from the Cerro Lindo silver stream due to higher stream deliveries and higher gross profit from the Renard diamond stream due to higher stream deliveries and higher diamond prices.

Depletion was $13.1 million, a decrease of 18% from $15.8 million for the same period in the prior year. The decrease was largely driven by lower depletion from the ATO and Buriticá streams due to lower metal sales and lower depletion from the Northparkes stream due to the timing of metal sales, partially offset by higher depletion from the Renard diamond stream due to higher stream sales.

Net earnings was $13.4 million, compared to $54.0 million for the same period in the prior year. Net earnings for the same period in the prior year included a one-time $30.9 million gain on disposition of the Buriticá gold stream. Lower net earnings in 2021 were also driven by lower gross profit across the portfolio, lower mark to market gains from equity investments, higher general administration costs driven by increased public company costs, higher business development costs and expenditures on sustainability initiatives and higher income taxes, partially offset by lower finance costs.

Operating cash flow was $29.0 million, a decrease of 6% from $30.7 million for the same period in the prior year. The decrease was due to lower cash flows from streams and royalties, higher general administration and business development costs as well as higher expenditures on sustainability initiatives, partially offset by lower net cash taxes paid and higher working capital adjustments.

We sold 20,605 GEOs, a decrease of 8% from 22,409 GEOs sold for the same period in the prior year. The decrease was largely due to lower GEOs from the ATO gold and silver stream due to lower deliveries, lower GEOs from Buriticá due to lower deliveries and lower GEOs from Northparkes due to the timing of metal sales. This was partially offset by higher GEOs from the Cerro Lindo silver stream and the Renard diamond stream due to higher deliveries.

Adjusted net earnings was $13.4 million, compared to $17.1 million for the same period in the prior year. Key adjusting items included a $60 thousand mark to market gain on equity investments, and $87 thousand of income tax on the adjustments. Key adjusting items for the same period in the prior year included a $30.9 million gain on disposition from the Buriticá gold stream, a $6.3 million mark to market gain on equity investments and $326 thousand of income tax on the adjustments.

Adjusted EBITDA was $28.9 million, a decrease of 21% from $36.7 million for the same period in the prior year. The decrease was due to lower adjusted EBITDA from streams and royalties, higher general administration and business development costs as well as higher expenditures on sustainability initiatives.

Free cash flow was $29.0 million, a decrease of 6% from $30.7 million for the same period in the prior year. The decrease reflected lower operating cash flow.

Asset margin was 91%, compared to 92% for the same period in the prior year. This was driven by an increase in the proportion of revenue from streams with lower margins, partially offset by an increase in the proportion of revenue from royalties, as a percentage of overall revenue, compared to streams. Royalties typically generate nearly a 100% margin.

Total margin was 78%, compared to 87% for the same period in the prior year. Lower total margin was driven by lower asset margin, higher general administration costs driven by increased public company costs, higher business development costs and higher expenditures on sustainability initiatives.

Cash costs per GEO was $159, compared to $154 for the same period in the prior year. The increase is largely due to higher proportion of streams with higher ongoing payments, partially offset by lower market prices.

Acquisitions of mineral interests was $5.0 million, compared to $0.5 million for the same period in the prior year. Acquisitions in 2021 included $4.9 million for the Chilean royalty portfolio acquisition and $0.1 million stream funding for the Pumpkin Hollow gold and silver stream. Acquisitions in 2020 largely related to $0.3 million of funding for the Pumpkin Hollow gold and silver stream.

Year ended December 31, 2021 compared to the year ended December 31, 2020

Revenue was a yearly record of $150.4 million, an increase of 34% from $112.6 million for the prior year due to $12.4 million of revenue from new stream agreements, $13.3 million higher revenue due to higher volume from existing streams and royalties, $10.6 million higher revenue due to higher silver prices, and $1.7 million higher revenue due to higher diamond prices. Revenue from new stream agreements was driven by stream deliveries from the Northparkes gold and silver stream, which was acquired in July 2020. Higher revenue from existing streams and royalties was driven by higher sales volumes from the Cerro Lindo and RBPlat streams due to higher deliveries and stream deliveries from the Buriticá and Gunnison streams, which both entered production in December 2020, partially offset by lower stream deliveries from the ATO stream due to ongoing COVID-19-related supply chain impacts and lower attributable royalty ounces largely driven by lower production at Fosterville.

Gross profit was $83.3 million, an increase of 66% from $50.1 million in the prior year. The increase was driven by the full-year impact of gross profit of $7.1 million from new stream agreements and higher gross profit of $26.0 million from existing streams and royalties. Gross profit of $7.1 million from new stream agreements was driven by the Northparkes stream, which was acquired in July 2020. Higher gross profit of $26.0 million from existing streams and royalties was due to higher gross profit from the Cerro Lindo silver stream driven by higher silver volume at higher silver prices, stream deliveries from the Buriticá and Gunnison streams, higher gold sales volume from the RBPlat gold stream at higher gold prices and higher gross profit from royalties driven by higher gold prices, partially offset by lower sales volume from the ATO stream due to lower deliveries.

Depletion was $53.7 million, within our full-year 2021 guidance, an increase of 1% from the $53.2 million in the prior year. The increase was driven by higher depletion from the Northparkes gold and silver stream, which was acquired in July 2020, higher depletion from the RBPlat stream due to higher deliveries and stream deliveries from the Buriticá and Gunnison streams, which both entered production in December 2020, partially offset by lower depletion from the ATO stream due to lower deliveries and lower depletion from the Fosterville royalty due to lower attributable royalty ounces.

Net earnings were $45.5 million, compared to net earnings of $55.6 million in the prior year. Net earnings in the prior year included a one-time gain on disposition of $30.9 million from the Buriticá gold stream as well as impairment charges of $7.9 million related to the Renard stream. Higher net earnings excluding the impact of one-time gain and impairment charges, as compared to the prior year, was driven by higher gross profit across the portfolio and lower finance costs, partially offset by higher mark to market losses from equity investments, higher general administration costs driven by increased public company costs, higher business development costs, IPO readiness costs for a U.S. listing that was not pursued, higher expenditures on sustainability initiatives as well as loss on sale of derivatives.

Operating cash flow was a yearly record of $120.0 million, an increase of 42% from $84.4 million in the prior year. The increase was due to higher cash flows from streams and royalties, higher working capital adjustments and lower net cash taxes paid, partially offset by higher general administration and business development costs, IPO readiness costs as well as higher expenditures on sustainability initiatives.

In the year ended December 31, 2021, we sold 83,602 GEOs, a yearly record, which exceeds our revised full-year 2021 guidance, and an increase of 33% from 63,059 GEOs sold for the prior year. Record GEOs were due to higher GEOs from Cerro Lindo and RBPlat due to higher deliveries, higher GEOs from the Northparkes and Buriticá streams, both of which began deliveries in the latter half of 2020, as well as higher GEOs from the Renard stream which was impacted by a shutdown as a result of COVID-19 during part of the prior year. This was partially offset by lower GEOs from the ATO gold and silver stream due to lower deliveries and lower GEOs from the Fosterville royalty due to lower production.

Adjusted net earnings was a yearly record of $57.6 million, compared to $24.4 million in the prior year. Key adjusting items included a $10.8 million mark to market loss on equity investments, $0.7 million of IPO readiness costs related to a potential U.S. listing that was not pursued, $0.3 million loss related to closing out the interest rate swap, as well as $0.3 million of income tax on the adjustments. Key adjusting items in the prior year included a $7.9 million charge related to impairment of our investment in Renard as well as a $6.4 million mark to market gain on equity investments and $1.7 million of income tax recovery on the adjustments.

Adjusted EBITDA was a yearly record of $123.5 million, an increase of 28% from $96.2 million in the prior year. The increase was driven by adjusted EBITDA from new stream deliveries, higher adjusted EBITDA from existing streams and royalties, partially offset by higher general administration and business development costs as well as higher expenditures on sustainability initiatives.

Free cash flow was a yearly record of $120.0 million, an increase of 42% from $84.4 million in the prior year. The increase reflected higher operating cash flow.

Asset margin was 91%, compared to 92% in the prior year. This was driven by a lower proportion of revenue from royalties (which typically generate close to a 100% margin), partially offset by an increase in proportion of revenue from streams with higher margins.

Total margin was 82%, compared to 85% in the prior year. Lower total margin was driven by lower asset margin, higher general administration and business development costs and higher expenditures on sustainability initiatives.

Cash costs per GEO was $161, compared to $147 in the prior year. The increase is largely due to higher gold and silver market prices compared to the prior year.

Acquisitions of mineral interests was $51.3 million, compared to $729.7 million in the prior year. Acquisitions included $45.8 million of funding for the IAMGOLD royalty portfolio including capitalized costs, $4.9 million of funding for the Chilean royalty portfolio and $0.5 million stream funding for the Pumpkin Hollow gold and silver stream. Acquisitions in 2020 largely related to $554.0 million of funding, including capitalized costs towards the Northparkes gold and silver stream, $145.0 million of funding for the RBPlat gold stream as well as $30.0 million funding for the Nevada Copper stream amendment and royalty acquisition.

Guidance

For 2021, our GEOs exceeded our revised guidance and were within our original guidance. Depletion was within our original and revised guidance ranges.

In October 2021, we revised our 2021 guidance from 83,000 – 87,000 GEOs to 80,000 – 83,000 GEOs due to lower production from ATO. ATO’s gold production had been negatively impacted by COVID-19-related supply disruptions of key reagents. Relatively high rates of COVID-19 cases in Mongolia resulted in robust restrictions for certain goods at the Mongolia-China border, causing supply disruptions at ATO, representing a deferral of production from 2021 to 2022.

	Original Guidance	Revised Guidance	2021
	2021	Q3 2021	Actual
GEOs	83,000 – 87,000	80,000 – 83,000	83,602
Depletion ($ thousands)	53,000 – 57,000	52,000 – 54,000	53,672

Our outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of properties on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing Mineral Reserves and the operator’s publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries to factor in the potential for timing differences risking the attainment of public guidance ranges.

Sustainability Initiatives

We believe strong sustainable performance is critical to the long-term success of our organization, the mining industry and host communities. Investing in the pursuit of sensible best practices is simply good business for a long-term-focused organization, where we can help enhance the privilege to operate of our mining partners and assist their efforts for decarbonization as a capital provider, while sustaining the carbon neutral status of the ounces associated with our investing activities for our investors. We believe that strong Environmental, Social and Governance (“ESG”) performance helps ensure that the mines and projects we invest in are developed and operated responsibly to protect worker health, safety and the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders.

Our ESG approach is two-pronged:

1.	We promote portfolio quality by investing in streams and royalties on mines and projects where our due diligence determines that our counterparties demonstrate strong ESG management and performance. Strong ESG performance by our partners helps ensure our investments enjoy the privilege to operate with their host communities and governments over the long term, which protects our business and shareholders.
2.	We contribute to a responsible and sustainable mining ecosystem through our own practices, actions and community investments, and by exerting influence across our portfolio and the broader mining ecosystem. We aim to lead by example and to share our experience and networks to support sustainable mining.

We support decarbonization and the transition to a low- carbon economy and are committed to maintaining carbon-neutral operations by purchasing carbon offsets to offset our carbon footprint. We have achieved carbon neutrality since our inception in 2016 by offsetting our annual carbon footprint through the purchase of accredited, third-party carbon offsetting projects. On this basis, we have purchased verified carbon offsets for each year between 2016 and 2020. We define our carbon footprint broadly as consisting of not only the greenhouse gas emissions associated with our direct business activities, but also including our share of the emissions associated with production of our attributable metals production by our counterparties, to the point of saleable metals. We determine such emissions under Scope 1, 2 and 3 (defined as categories 6, 7 and 15 of the GHG Protocol of the World Business Council for Sustainable Development). Such third-party emissions are calculated annually based on disclosure by the owners or operators of mines in which we have stream and royalty interests and third-party data provided by Skarn Associates, a metals and mining ESG research company. Our objective is to achieve a consistent, verifiable and science-based approach to the quantification of our carbon footprint relating to our direct corporate activities and to our streaming and royalty interests.

We do not invest in oil and gas or coal, and we prioritize our non-core, non-precious metal activities in green metals like copper, nickel and related metals that will create the electrification infrastructure needed for the green economy of our future. Although we do not operate any mining assets, we believe we can make a positive impact as capital providers to the sector by investing in streams and royalties on mines and projects where ESG is prioritized and managed conscientiously by our counterparties. Our investment in a due diligence process includes an extensive assessment of our counterparties’ governance, environmental, health and safety management practices and local stakeholder engagement and social performance.

When conducting due diligence, we engage with experienced ESG practitioners that complement our considerable team experience and capabilities in this area, who understand and can apply sound judgment about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. For example, we do not invest in any opportunities that involve riverine tailings disposal, child labour or forced labour as our strictest decision-making criteria, but there are many situations where we have and will continue to decline to bid in processes where our due diligence identifies unacceptable levels of risk, particularly in the areas of tailings storage, corrupt business practices, labour and community relations.

Post-acquisition, we work collaboratively with counterparties to monitor ESG performance and engage in constructive dialogue on a range of ESG aspects to evaluate how they are being managed, opportunities for improvement and whether new or evolving ESG issues have arisen.

In South Africa, Royal Bafokeng Platinum (“ RBPlat”) is the first community-owned company to be listed on the Johannesburg Stock Exchange. RBPlat’s stated objectives include leaving a legacy of economic value that is aligned to the Royal Bafokeng Nation 30-year Master Plan. This aims to create an environment in which people can live with dignity, and have access to health, education and recreation facilities and employment opportunities that will allow them to maximize their abilities and talents. Concurrent with execution of the RBPlat stream agreement, we complemented RBPlat’s bursary programs by establishing an annual scholarship program, allocating $100,000 each year to fully support the education of 8 post-secondary students across the varied geology and engineering disciplines from communities adjacent to the RBPlat operations. Over the life of the program, we expect the total number of students supported will exceed 50. This will, in many cases, also provide them with the opportunity for employment at the mine site during school breaks and upon completion of their program. In the 2020 inaugural year, we supported 6 students through their academic studies. Of the 4 students that graduated at the end of the academic year, 2 have accepted positions with RBPlat at the Styldrift mine. In 2021, we supported 9 students through their academic studies, 1 has recently graduated and the remaining 8 will continue their studies in 2022 in addition to a further intake of 5 new students.

In Australia, in connection with the execution of the Northparkes gold and silver stream agreement, we committed to provide community investments around the Northparkes mine. We reached an agreement with Northparkes to invest A$50,000 annually for scholarships (4 each year starting in 2021), community initiatives, and recreational sports programs in the communities surrounding the mine. These investments are aligned with priorities identified by the communities and are awarded following an application and selection process led by a panel of community and company representatives.

With the COVID-19 pandemic altering the landscape for much of 2020, we sought out other opportunities to affect positive change not only for our employees, but also for our local communities and those communities around our mining partners specifically in South Africa and Australia. Here are some examples of the opportunities we participated in:

•	Connecting portfolio company participants to share best practices early on and throughout the pandemic;

•	Proactively assessing, monitoring and supplementing our own team’s health and wellbeing programs and offerings; offering access for all employees to high-quality health services, ongoing employment engagement initiatives, introducing a new employee assistance program (“EAP”) and providing easy access to all the tools, equipment, furnishings and services to comfortably work remotely for the duration;

•	Providing support, along with our employees and Board members, to local charities;

•	Providing $200,000 of additional funding to RBPlat to create a remote learning initiative in rural communities in South Africa, benefitting over 700 students and teachers, providing the infrastructure, tools, equipment and ongoing support to continue learning safely during the pandemic. We believe that this is a robust and thorough program that will outlast the pandemic;

•	Donating and participating in a leadership capacity to the Children’s Make-A-Wish Canada Trees of Joy Event; and

•	Providing A$2,500 to purchase coffee vouchers from local businesses for distribution to front-line workers in the Parkes and Forbes Shires surrounding the Northparkes mine and more than doubling our community investment initiative grant to A$22,000 to support the purchase of 4 portable grandstands, two for each of Parkes and Forbes Shires, making community events accessible.

To commemorate the new National Day for Truth and Reconciliation in Canada (September 30) instituted to honour the children, survivors, families and communities affected by residential schools, we partnered with Stornoway Diamond Corporation’s (“Stornoway”) Renard mine in Northern Quebec to announce a new scholarship program for students at the local Voyageur Memorial School of Mistissini (a high school). Five scholarships will be awarded at the end of the school year to students who have particularly distinguished themselves. To further mark the day, our employees also participated in packing 75 back packs full of school supplies that were distributed at the elementary school adjacent to the mine property.

We are highly committed to diversity, inclusion and high ethical standards. We believe that having a diverse Board of Directors and management team offers a breadth and depth of perspectives that enhances the Company’s performance. We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. On our Board, 29% identify as female, including both the Chair of the Board and the Chair of the Audit Committee. Of our executive officers, 29% identify as members of under-represented social groups, and 29% identify as female, while 46% of our total workforce identify as members of under-represented social groups.

We are an active member of the United Nations Global Compact (“ UNGC”). In continuing to seek to strengthen our ESG networks and stakeholder engagement practices, we are reviewing a number of international ESG initiatives, leadership organizations and industry associations to see where we can best contribute and derive value through meaningful engagement. Our diverse portfolio, active portfolio management, long-term financial leverage philosophy to our balance sheet and our robust investment due diligence processes are also critical elements of our risk management approach.

We published our inaugural ‘Sustainability Report’ in September 2021 and will continue to report on an annual basis going forward. The Sustainability Report also satisfies our annual obligation to report on our Communication on Progress (CoP) for continued engagement and our commitment to the UNGC.

Portfolio of Streaming and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Three months and year ended December 31, 2021 compared to three months and year ended December 31, 2020

	Three months ended December 31		Year ended December 31
Revenue ($000s)	2021	2020	2021	2020
Streaming Interests
Cerro Lindo	$11,419	$9,788	$55,140	$35,235
Northparkes	6,772	9,096	26,797	11,675
RBPlat	3,417	3,974	14,564	10,711
Buriticá	2,159	4,783	7,922	4,783
Renard	2,283	811	6,903	2,700
ATO	1,755	3,770	6,096	14,636
Pumpkin Hollow	244	541	1,143	835
Gunnison	239	-	706	-
	$28,288	$32,763	$119,271	$80,575
Royalty Interests
Fosterville	$5,838	$5,993	$18,570	$21,764
Young-Davidson	1,206	1,207	5,067	3,758
Dargues	642	787	3,121	1,874
Henty	340	565	1,881	2,127
Stawell	291	272	956	842
Eagle River	209	196	810	805
Hemlo	176	216	745	843
	$8,702	$9,236	$31,150	$32,013
Total	$36,990	$41,999	$150,421	$112,588

	Three months ended December 31		Year ended December 31
Revenue ($000s)	2021	2020	2021	2020
Gold	$19,054	$26,932	$74,035	$69,452
Silver	15,414	14,256	68,777	40,436
Other	2,522	811	7,609	2,700
Total	$36,990	$41,999	$150,421	$112,588

	Three months ended December 31		Year ended December 31
GEOs (ounces)	2021	2020	2021	2020
Streaming Interests
Cerro Lindo	6,361	5,222	30,651	20,174
Northparkes	3,772	4,853	14,886	6,204
RBPlat	1,903	2,120	8,096	6,022
Buriticá	1,203	2,552	4,403	2,552
Renard	1,272	433	3,838	1,564
ATO	977	2,011	3,380	8,033
Pumpkin Hollow	136	288	635	462
Gunnison	133	-	392	-
	15,757	17,479	66,282	45,011
Royalty Interests
Fosterville	3,253	3,198	10,327	12,278
Young-Davidson	672	645	2,817	2,132
Dargues	358	420	1,735	1,031
Henty	190	301	1,046	1,202
Stawell	162	146	531	473
Eagle River	115	105	450	456
Hemlo	98	115	414	476
	4,848	4,930	17,320	18,048
Total	20,605	22,409	83,602	63,059

	Three months ended December 31		Year ended December 31
GEOs (ounces)	2021	2020	2021	2020
Gold	10,614	14,370	41,143	38,548
Silver	8,586	7,606	38,229	22,947
Other	1,405	433	4,230	1,564
Total	20,605	22,409	83,602	63,059

For the three months ended December 31, 2021, GEOs sold was 20,605 ounces, a decrease of 8% from 22,409 ounces sold for the same period in the prior year. The decrease was largely due to lower GEOs from the ATO gold and silver stream due to lower deliveries, lower GEOs from Buriticá due to lower deliveries and lower GEOs from Northparkes due to timing of sales. This was partially offset by higher GEOs from the Cerro Lindo silver stream and the Renard diamond stream due to higher deliveries.

For the year ended December 31, 2021, GEOs sold was 83,602 ounces, a yearly record, which exceeds our full-year 2021 revised guidance issued in October 2021 and was an increase of 33% from the previous record of 63,059 ounces sold in the prior year. Record GEOs were due to higher GEOs from Cerro Lindo and RBPlat due to higher deliveries, higher GEOs from full-year contributions from the Northparkes and Buriticá streams, both of which began deliveries in the latter half of 2020, as well as higher GEOs from the Renard stream, which was impacted by a shutdown as a result of COVID-19 during part of the prior year. This was partially offset by lower GEOs from the ATO gold and silver stream due to lower deliveries and lower GEOs from the Fosterville royalty due to lower production.

Key Developments

Since December 31, 2021

Beaufor Royalty

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% net smelter returns royalty (with a milestone-based stepdown to 1%) on the Beaufor Mine (the “Beaufor Royalty”) for C$6.75 million. In connection with this transaction, the Company entered into a binding agreement with Monarch Mining Corporation (“Monarch”) to provide Monarch with additional funding of C$4.5 million in consideration for increasing the royalty rate to 2.75% and eliminating the step-down.

Talon Royalty Buydown and Disposition of Equity Interest

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack project in exchange for a payment of $4.5 million. The Company acquired its royalty on the Tamarack project for $5 million in March 2019. The transaction will be recorded during the first quarter of 2022.

On December 3, 2021, we acquired 5 million common shares of Talon Metals (“Talon Shares”) for C$413,000 pursuant to exercising our 5 million common share purchase warrants (the “Talon Warrants”). Subsequent to year-end, we sold 5 million Talon Shares for C$3.7 million. The disposition will be recorded during the first quarter of 2022.

For the year ended December 31, 2021

Gunnison Stream Amendment

On December 22, 2021, the Company and Excelsior Mining Corp. including its subsidiaries (“Excelsior”), agreed to an amendment of the Stream Agreement between the Company and Excelsior, thereby helping facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior’s buydown option and concurrently agreed to re-price Triple Flag’s 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021 and did not have a material impact on our financial statements.

Acquisition of Chilean Royalty Portfolio

On December 21, 2021, we entered into an agreement with Azufres Atacama SCM to acquire 2% NSR royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited’s (“Gold Fields”) Salares Norte project in Chile for $4.9 million. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2 million for the Aster 2 royalty and $4 million for each of the Aster 3 and Helada royalties.

Automatic Share Purchase Plan

In December 2021, we established an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the normal course issuer bid (“NCIB”) program. The ASPP is intended to allow for the purchase of our common shares under the NCIB program at times when we would ordinarily not be permitted to purchase our common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company may instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases will be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the Toronto Stock Exchange (“TSX”), applicable securities laws and the terms of the ASPP.

Normal Course Issuer Bid

In October 2021, we established an NCIB program. Under the program, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB program are authorized until October 13, 2022. Daily purchases will be limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021 (being 32,872 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB program will be cancelled. As at December 31, 2021, the Company had purchased 155,978 of its common shares under the NCIB for $1.7 million.

Dividend Reinvestment Plan

In October 2021, we announced that we had implemented a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional and will not affect shareholders’ cash dividends, unless they elect to participate in the DRIP. At the Company’s discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from Treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared in November 2021.

Initial Public Offering

We closed our initial public offering (“IPO”) on May 26, 2021. We sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. The common shares are listed on the Toronto Stock Exchange in both Canadian and U.S. dollars under the symbols TSX:TFPM and TSX:TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issue costs, were $245.1 million.

IAMGOLD Royalty Portfolio Purchase

On January 12, 2021, we entered into an agreement (the “IAMGOLD Agreement”) to purchase a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, “IAMGOLD”). On March 26, 2021, we entered into an amendment agreement with IAMGOLD, pursuant to which we agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45.7 million. The acquisition of 33 royalties for $35.7 million closed effective March 26, 2021. The acquisition of the remaining royalty, Antofagasta’s Polo Sur project located in Chile, closed on April 16, 2021, following satisfaction of certain corporate actions in Chile. Transaction costs incurred of $393 thousand were capitalized at the acquisition date.

For the year ended December 31, 2020

Buriticá Gold Stream Buyback

On September 22, 2020, we received an irrevocable notice from the operator of the Buriticá mine, Zijin Mining, to exercise the buyback option it had on the Buriticá gold stream. On December 29, 2020, we received a cash payment of $78.0 million, calculated as $80 million less adjustments based on gold ounces delivered to us during the fourth quarter of 2020 and recorded a gain of $30.9 million on disposition of the Buriticá gold stream. The Buriticá silver stream remains unaffected and is not subject to any reduction.

Credit Facility Amendment

On September 21, 2020, we increased the existing four-year Credit Facility from $400 million to $500 million, with an additional uncommitted accordion of $100 million, for a total availability of up to $600 million. Under the amendment, the applicable interest rate margin under the facility was reduced by 25 basis points across all tiers. All other significant terms of the Credit Facility remain unchanged, including maturity date, which remains at August 30, 2023. For more information on the Credit Facility, see ‘‘Liquidity and Capital Resources — Credit Facility’’ below.

Northparkes Gold and Silver Stream

On July 10, 2020, we entered into an agreement with China Molybdenum Co., Ltd. (“CMOC”) and certain of its subsidiaries, to receive gold and silver deliveries determined by reference to gold and silver production of the Northparkes mine located in New South Wales, Australia. Northparkes is currently owned 80% by CMOC and 20% by Sumitomo Corporation and Sumitomo Metal Mining Co., Ltd. On July 17, 2020, we paid an upfront cash advance amount of $550 million to a subsidiary of CMOC and will make additional ongoing payments equal to 10% of the spot gold price at the time of delivery for each ounce delivered in exchange for gold deliveries equal to 54% of Northparkes’ payable gold production until 630,000 ounces have been delivered to us, and 27% of payable gold production thereafter. In addition, we will make ongoing payments equal to 10% of the spot silver price for silver deliveries equal to 80% of Northparkes’ payable silver production until 9,000,000 ounces have been delivered to us, and 40% of payable silver production thereafter, in each case for production within all concentrate shipments following the July 1, 2020 effective date. Transaction costs incurred of $4 million were capitalized at the acquisition date. The parties have agreed to fixed payability factors of 93% for gold and 90% for silver. The stream has been recorded as a mineral interest.

Nevada Copper Amendment

On March 27, 2020, we entered into an agreement with Nevada Copper consisting of several components totaling $35 million in near-term funding and a contingent payment of $5 million. The first component was a stream amendment whereby Triple Flag International Ltd. (“TF International”) agreed to advance an additional deposit of $15 million to Nevada Copper, bringing the total amount of funding for the Pumpkin Hollow underground stream to $85 million. As consideration for the additional advance of $15 million, the parties agreed to increase the stream rate for gold and silver to 97.5% from 90% and reduce the variable gold and silver price payable by us on delivery of gold and silver from 10% to 5% of the relevant spot price. The first $10 million was funded on May 1, 2020 and the balance is being funded through re-investment of 50% of the first $10 million of cash flow generated from the stream from May 1, 2020 onwards. Funding through reinvestment of cash flows generated is being recorded at the funding date as a mineral interest.

The second component of the agreement was the purchase of a 0.7% NSR royalty on the open pit portion of the Pumpkin Hollow copper project for $17 million, which was paid on March 27, 2020. The third component of the agreement was the purchase of a 2% NSR royalty on the Tedeboy Area for $3 million and a contingent payment of $5 million. The $3 million was paid on March 27, 2020 and the remaining contingent payment of $5 million will be funded upon commencement of commercial production. The additional deposit and royalties have been recorded as mineral interests. The contingent payment will be recorded as a mineral interest at the funding date.

RBPlat Gold Stream

On October 13, 2019, we entered into an agreement with RBPlat, a company headquartered in South Africa and listed on the JSE, its direct and indirect subsidiaries Royal Bafokeng Resources Proprietary Limited and Maseve Investments 11 Proprietary Limited, pursuant to which TF International agreed to purchase a 70% gold stream on the RBPlat PGM Operations in exchange for an upfront cash advance amount of $145 million and ongoing payments of 5% of spot gold price for each ounce of gold delivered under the agreement. Under the terms of the agreement, we will receive 70% of the payable gold until 261,000 ounces are delivered, and 42% of payable gold thereafter. The parties have agreed to a fixed payability ratio of 85%, and to a gold recovery floor mechanism whereby for the first 5 calendar years commencing at closing, if gold recoveries at the RBPlat PGM processing facilities are less than 66%, we will be entitled to receive an additional delivery of gold representing the amount of gold that would have been delivered in such year had gold recoveries been 66%. Transaction costs include capitalized costs of $115 thousand. The transaction closed on January 23, 2020.

Stornoway Working Capital Facility

On March 24, 2020, Stornoway suspended operations following the order by the Quebec Government public health authorities as a measure to combat the COVID-19 pandemic. Renard remained on care and maintenance following the lifting of this Government order effective April 15, 2020. In September 2020, the Stornoway board approved a restart plan and Renard re-commenced production on September 1, 2020. Further to this restart plan, the shareholders of Stornoway increased the working capital facility by up to C$30 million (up to C$3.75 million for Triple Flag) in a senior secured working capital facility, resulting in our attributable portion of the working capital facility increasing from C$2.6 million to C$6.35 million, of which C$0.78 million (net of repayments of C$1.43 million) has been advanced as of December 31, 2021.

Operating Assets – Performance

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Asset Performance — Streams (producing)

1.      Cerro Lindo (Operator: Nexa Resources)

Under the stream agreement with Nexa, we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. At December 31, 2021, 10.1 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

Under the stream agreement, Nexa delivered 523,465 ounces of silver for the three months ended December 31, 2021, a 33% increase from the same period in the prior year. We sold 489,271 ounces of silver received from the Cerro Lindo stream for the three months ended December 31, 2021, a 24% increase from the same period in the prior year, driven by higher deliveries during the period. GEOs sold were 6,361 for the three months ended December 31, 2021, compared to 5,222 for the same period in the prior year, largely driven by increased deliveries which were sold during the period.

For the year ended December 31, 2021, Nexa delivered 2,257,666 ounces of silver, a 38% increase from the prior year as COVID-19 disruptions to production impacted deliveries in the prior year. We sold 2,223,472 ounces of silver received from the Cerro Lindo stream for the year ended December 31, 2021, a 26% increase from the prior year. GEOs sold were 30,651 for the year ended December 31, 2021, compared to 20,174 for the prior year driven by increased sales and a lower ratio of gold prices to silver prices.

2.      RBPlat PGM Operations (Operator: RBPlat)

Under the stream agreement with RBPlat, we receive 70% of the payable gold until 261,000 ounces are delivered, and 42% of payable gold thereafter on the RBPlat PGM Operations. RBPlat made its first deliveries to us in January 2020. At December 31, 2021, 14,174 ounces of gold had been delivered under the stream agreement with RBPlat since inception. For the three months ended December 31, 2021, we sold the 1,919 ounces of gold delivered by RBPlat under the stream agreement, a 9% decrease from the ounces delivered and sold for the same period in the prior year. The decrease in metal sales was driven by lower deliveries. GEOs sold were 1,903 for the three months ended December 31, compared to 2,120 for the same period in the prior year.

For the year ended December 31, 2021, we sold the 8,093 ounces of gold delivered by RBPlat under the stream agreement, a 33% increase from the ounces delivered and sold in the prior year. The increase in metal sales was driven by higher deliveries. GEOs sold were 8,096 for the year ended December 31, 2021, compared to 6,022 for the prior year.

3.       ATO (Operator: Steppe Gold Limited)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and thereafter 25% of payable gold subject to an annual cap of 7,125 ounces, and 50% of the payable silver until 375,000 ounces of silver have been delivered and thereafter 50% of payable silver subject to an annual cap of 59,315 ounces produced from the ATO mine in Mongolia. ATO commenced gold production at the end of March 2020 and made its first deliveries to us in May 2020. At December 31, 2021, 11,133 ounces of gold and 18,102 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended December 31, 2021, we sold the 843 ounces of gold and 10,372 ounces of silver delivered to the company, a 57% decrease and 505% increase from the same period in the prior year, respectively. GEOs sold were 977 for the three months ended December 31, 2021, compared to 2,011 for the same period in the prior year.

For the year ended December 31, 2021, we sold the 3,199 ounces of gold and 11,247 ounces of silver delivered by Steppe Gold during the year, a 60% decrease and 64% increase from the prior year, respectively. GEOs sold were 3,380 for the year ended December 31, 2021, compared to 8,033 for the prior year.

Production at ATO was impacted by COVID-19-related reagent supply disruptions during the three months and year ended December 31, 2021.

4.       Northparkes (Operator: CMOC)

Under the stream agreement with CMOC, we receive 54% of the payable gold until an aggregate of 630,000 ounces have been delivered, and thereafter 27% of payable gold, and 80% of the payable silver produced until an aggregate of 9 million ounces of silver have been delivered to us, and 40% of the silver thereafter for the remainder of the life of the mine. CMOC made its first delivery in September 2020. At December 31, 2021, 18,224 ounces of gold and 303,237 ounces of silver had been delivered under the stream agreement with CMOC since inception.

For the three months ended December 31, 2021, CMOC delivered 4,110 ounces of gold and 68,212 ounces of silver to the Company. We sold 2,922 ounces of gold and 68,212 ounces of silver received from CMOC for the three months ended December 31, 2021. This compares to 3,922 ounces of gold and 68,262 ounces of silver delivered and sold in the same period in the prior year. GEOs sold were 3,772 for the three months ended December 31, 2021 as compared to 4,853 for the same period in the prior year.

For the year ended December 31, 2021, CMOC delivered 13,247 ounces of gold and 210,503 ounces of silver to the Company compared to 4,977 ounces of gold and 92,734 ounces of silver for the prior year. We sold 12,059 ounces of gold and 210,503 ounces of silver for the year ended December 31, 2021, compared to 4,977 ounces of gold and 92,734 ounces of silver in the prior year. The increase reflects the full-year impact of metal deliveries from Northparkes in 2021 as compared to the prior year, which reflected six months of deliveries. GEOs sold were 14,886 for the year ended December 31, 2021 compared to 6,204 for the prior year.

5.      Buriticá (Operator: Zijin Mining)

In March 2019, we acquired a gold and silver stream on the Buriticá project for an aggregate price of $100 million. On March 4, 2020, Continental Gold (the original operator of the Buriticá project) was acquired by Zijin Mining.

Under the stream agreement, we were to receive 2.1% of payable gold and 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset. On September 22, 2020, the Company received an irrevocable notice from the operator, Zijin Mining, to exercise the buyback option it had on the gold stream. On December 29, 2020, the Company received a cash payment of $78.0 million, calculated as $80 million less adjustments based on gold ounces delivered to the Company during the fourth quarter of 2020 and recorded a gain of $30.9 million on disposition of the gold stream. The Buriticá silver stream remains unaffected.

First doré from Buriticá was produced from commissioning ore in the second quarter of 2020 and delivered to the Company in October 2020. Buriticá declared commercial production in December 2020.

For the three months ended December 31, 2021, we sold 93,741 ounces of silver delivered under the agreement, an 8% decrease from the same period in the prior year, driven by lower production. We sold the 1,169 ounces of gold delivered under the agreement in the same period in the prior year. GEOs sold were 1,203 compared to 2,552 for the same period in the prior year.

For the year ended December 31, 2021, we sold 318,939 ounces of silver delivered under the agreement, a 212% increase from the prior year, due to the full-year impact of silver deliveries as compared to the prior year, which reflected three months of deliveries. GEOs sold were 4,403 compared to 2,552 for the prior year.

6.      Pumpkin Hollow (Operator: Nevada Copper)

Under the original terms of the stream agreement with Nevada Copper, we provided an upfront cash payment of $70 million to Nevada Copper and were to make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver purchased. Under the original terms, we were entitled to purchase 90% of streamed gold and silver production determined by certain ratios of payable copper produced from the underground portion of the Pumpkin Hollow project over its life-of-mine. In March 2020, the stream was amended whereby total funding for the Pumpkin Hollow stream was increased to $85 million. As consideration for the additional advance of $15 million, the parties agreed to increase the stream rate for streamed gold and silver to 97.5% from 90% and reduce the ongoing payments due by us on delivery of gold and silver from 10% to 5% of the relevant spot price.

On December 16, 2019, Nevada Copper reported that it had commenced production at Pumpkin Hollow and it delivered first metal to us under the agreement in March 2020. On April 6, 2020, Nevada Copper announced that it had suspended copper production temporarily at Pumpkin Hollow as a result of COVID-19-related restrictions. On August 24, 2020, Nevada Copper announced that it had restarted its milling operations at its underground project at Pumpkin Hollow.

For the three months ended December 31, 2021, we sold 107 ounces of gold and 2,063 ounces of silver delivered under the agreement, a 53% decrease in both silver and gold from the same period in the prior year, driven by lower production. GEOs sold were 136 compared to 288 for the prior year.

For the year ended December 31, 2021, we sold 501 ounces of gold and 9,655 ounces of silver delivered under the agreement. This compares to 378 ounces of gold and 7,287 ounces of silver in the prior year. GEOs sold were 635 for the year ended December 31, 2021, compared to 462 for the prior year.

7.      Gunnison (Operator: Excelsior)

Under the stream agreement with Excelsior, we are entitled to receive a percentage of the refined copper produced from the Gunnison mine over its life of mine ranging from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases, as well as the option to increase our stream participation percentage by paying an additional deposit following a positive construction decision with respect to an expansion. On March 26, 2020, Excelsior announced that it had temporarily suspended construction activities at the Gunnison mine as a result of COVID-19-related restrictions. On August 12, 2020, Excelsior announced re-commencement of injection and recovery activities into a limited number of wells, and on January 28, 2021, Excelsior announced the first sale of copper cathode from the Gunnison mine and began deliveries during the second quarter of 2021.

For the three months and year ended December 31, 2021, we sold 54,035 and 163,188 pounds of copper delivered under the agreement, respectively. GEOs sold were 133 and 392 for the three months and year ended December 31, 2021, respectively.

Asset Performance — Royalties (Producing)

1.      Fosterville Gold Mine (Operator: Kirkland Lake Gold)

We own a 2% NSR royalty interest in Kirkland Lake Gold’s Fosterville mine in Australia. On January 17, 2022, Kirkland Lake Gold reported fourth quarter and full-year 2021 production. For the three months ended December 31, 2021, Fosterville processed 153,124 tonnes of ore, at an average grade of 22.3 g/t Au and average recovery of 98.6%, resulting in gold production of 108,156 ounces, compared to 164,008 ounces produced in the same period in the prior year. Lower gold production resulted from lower ore processed and lower average grade. For the year ended December 31, 2021, Fosterville processed 677,899 tonnes of ore, a 14% increase from the prior year, resulting in gold production of 509,601 ounces, compared to 640,467 ounces in the prior year. Lower gold production resulted from lower average grade, partially offset by the increase in tonnes processed.

GEOs earned were 3,253 and 10,327 for the three months and year ended December 31, 2021, respectively, compared to 3,198 and 12,278 in the prior year.

2.      Young-Davidson Gold Mine (Operator: Alamos Gold)

We own a 1.5% NSR royalty interest in Alamos Gold’s Young-Davidson mine in Canada. On January 17, 2022, Alamos Gold Inc. (‘‘Alamos Gold’’) reported fourth quarter production results. For the three months ended December 31, 2021, Young-Davidson processed 7,861 tonnes per day (“tpd”), at an average grade of 2.47 g/t Au and a recovery of 91%, resulting in gold production of 51,900 ounces, an 8% increase from the same period in the prior year. For the year ended December 31, 2021, Young-Davidson processed 7,899 tpd, at an average grade of 2.31 g/t Au and a recovery of 91%, resulting in gold production of 195,000 ounces, a 43% increase from the prior year.

GEOs earned for the three months and year ended December 31, 2021 were 672 and 2,817, respectively, compared to 645 and 2,132 for the prior year.

Development Stage Assets

Kemess Project (Operator: Centerra Gold Inc.)

In May 2018, we entered into a silver purchase and sale agreement for a 100% silver stream, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of payable copper produced from the Kemess underground area, subject to fixed payable metal percentages for copper and silver, in exchange for an initial upfront deposit of $45 million, payable in stages, following the public announcement of a construction decision, plus a payment equal to 10% of the average five-day silver market price for each ounce of silver purchased.

The Kemess project is a brownfield project located in British Columbia approximately 430 kilometres northwest of Prince George. The project is 100% owned by Centerra and includes the Kemess underground deposit, the Kemess East deposit, and the existing infrastructure of the former Kemess South mine. Currently, the Kemess site is in care and maintenance with on-site activities focused on surface preparation work for future construction activities should Centerra decide to proceed with development. The public announcement of the construction decision will trigger our funding obligation and commencement of payments, as outlined in the “Contractual Obligations and Commitments” section of this MD&A.

Portfolio of Investments

Our assets include a portfolio of shares and warrants of publicly-traded companies. We rarely, but occasionally, invest in companies as part of our acquisition of a stream, royalty or other similar interest. These investments are reflected within current assets on the consolidated financial statements. We may, from time to time, and without further notice except as required by law, increase or decrease our investments at our discretion.

The following table includes our investments as of December 31, 2021:

	Number of shares	Number of	Original Cost	Fair Value
Company	held	warrants held	($ thousands)	($ thousands)
Excelsior Mining Corp.[1]	13,818,977	3,500,000	10,000	4,571
GoldSpot Discoveries Corp.[2]	6,444,786	-	1,953	4,711
Talon Metals Corp.[3]	5,000,000	-	322	2,397
Nevada Copper Corp.[4]	2,500,000	1,500,000	10,033	1,389
Steppe Gold Ltd.[5]	580,000	4,380,000	895	604

1.	Pursuant to an amending agreement dated December 22, 2021, the exercise price of the Excelsior Warrants was amended from C$1.50 to C$0.54. The Excelsior Warrants were out of the money at December 31, 2021.
2.	During 2021, the Company sold 803,900 common shares at an average sale price of C$1.05 per share.
3.	On December 3, 2021, we acquired 5,000,000 Talon Shares for C$413,000, subsequent to exercising the Talon Warrants. Subsequent to year-end, we sold 5,000,000 Talon Shares for C$3.7 million. The disposition will be recorded during the first quarter of 2022.
4.	On September 3, 2021, Nevada Copper Corp. announced implementation of a 10:1 consolidation of outstanding common shares. Pursuant to the share consolidation, common share purchase warrants are exercisable to acquire one common share of Nevada Copper at a purchase price of C$2.25 per common share and expire on March 27, 2025 (the “Nevada Copper Warrants”). The Nevada Copper Warrants were out of the money at September 30, 2021.
5.	Includes 2,080,000 common share purchase warrants, each of which is exercisable to acquire one common share of Steppe Gold at a purchase price equal to the initial public offering price, expiring May 22, 2023 (the “Steppe Warrants”). Also includes 2,300,000 unit purchase warrants, each of which is exercisable to acquire: (i) one common share of Steppe Gold and (ii) one warrant exercisable to acquire one common share of Steppe Gold for a purchase price of C$2.00 per unit, expiring September 15, 2022 (the “Steppe Unit Warrants”). On March 4, 2021 the Company sold 1,500,000 common shares at an average sale price of C$2.3501 per share.

The following table includes our investments as of December 31, 2020:

	Number of shares	Number of	Original Cost	Fair Value
Company	held	warrants held	($ thousands)	($ thousands)
Excelsior Mining Corp.[1]	13,818,977	3,500,000	10,000	12,582
Nevada Copper Corp.[2]	2,500,000	1,500,000	10,033	3,006
Steppe Gold Ltd.[3]	2,080,000	4,380,000	3,209	8,033
GoldSpot Discoveries Corp.	7,248,686	-	2,196	2,276
Talon Metals Corp.[4]	-	5,000,000	-	1,680

1.	Includes the Excelsior Warrants; out of the money at December 31, 2020.
2.	Includes the Nevada Copper Warrants; out of the money at December 31, 2020. These have been updated to reflect the impact of the 10:1 share consolidation announced on September 3, 2021.
3.	Includes 2,080,000 Steppe Warrants. Also includes 2,300,000 Steppe Unit Warrants.
4.	Includes the Talon Warrants.

Financial Condition Review

Summary Balance Sheet

The following table presents summarized consolidated balance sheet information as at December 31, 2021 and 2020:

	As at	As at	As at
($ thousands)	December 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$40,672	$20,637	$10,768
Other current assets	31,756	37,935	33,848
Non-current assets	1,230,981	1,242,347	613,342
Total assets	$1,303,409	$1,300,919	$657,958
Current liabilities	$5,334	$4,119	$3,801
Long-term debt	-	275,000	57,000
Other non-current liabilities	3,453	2,857	3,536
Total liabilities	8,787	281,976	64,337
Total shareholders’ equity	1,294,622	1,018,943	593,621
Total liabilities and equity	$1,303,409	$1,300,919	$657,958

Total assets were $1,303.4 million as at December 31, 2021, compared to $1,300.9 million as at December 31, 2020. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and royalties. Our asset base also includes other current assets which generally include receivables, metal inventory and equity interests in various mining companies with which we have a stream or royalty interest. The nominal increase in total assets from December 31, 2020 was driven by an increase in cash balances from operating cash flows generated as well as addition of streams and royalties during 2021 as we continued to grow through acquisitions, partially offset by a decrease in fair value of our equity interests due to a decline in market prices.

Total liabilities were $8.8 million as at December 31, 2021, compared to $282.0 million as at December 31, 2020. Total liabilities consist largely of amounts payable and accrued liabilities, deferred tax liabilities and lease obligations. The decrease in total liabilities from December 31, 2020 largely reflects repayment of the Credit Facility from proceeds of the IPO in May 2021 as well as from cash flows generated subsequent to the IPO.

Total shareholders’ equity as at December 31, 2021 was $1,294.6 million, compared to $1,018.9 million as at December 31, 2020. The increase in shareholders’ equity from 2020 largely included $245.1 million net proceeds from the IPO, as well as income generated during the period net of dividends paid.

Shareholders’ Equity

As at December 31, 2021	Number of shares
Common shares	156,036,737

As at December 31, 2020	Number of shares
Common shares	135,903,392

We closed our IPO on May 26, 2021. We sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021 the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. The common shares are listed on the Toronto Stock Exchange in both Canadian and U.S. dollars under the symbols TSX:TFPM and TSX:TFPM.U, respectively. The Company declared and paid its inaugural dividend of $0.0475 per share in the third quarter of 2021 and in the fourth quarter, the Company declared and paid a dividend of $0.0475 per share.

In October 2021, the Company established an NCIB program. As at December 31, 2021, the Company had purchased 155,978 of its common shares under the NCIB for $1.7 million.

As at February 22, 2022, [156,024,365] common shares are issued and outstanding and stock options are outstanding to purchase a total of 1,517,910 common shares.

Comprehensive Income

Comprehensive income consists of net earnings or loss, together with certain other economic gains and losses, which, collectively, are described as ‘‘other comprehensive income (loss)’’ or ‘‘OCI’’ and excluded from the statement of income (loss). OCI includes realized and unrealized gains/losses from derivative contracts (interest rate swaps) designated as cash flow hedges. For the three months ended December 31, 2021, other comprehensive income was nil. For the year ended December 31, 2021, other comprehensive income was $243 thousand on an after-tax basis, consisting of $25 thousand unrealized gains (after-tax) as well as $218 thousand realized losses (after-tax) from closing out the interest rate swap contracts designated as cash flow hedges. Realized losses of $218 thousand (after-tax) were reclassified into income upon closing out the interest rate swap contracts, leaving a balance of nil in accumulated other comprehensive income (“AOCI”) at December 31, 2021.

Condensed Consolidated Statements of Income (Loss)

Three months and year ended December 31, 2021 compared to three months and year ended December 31, 2020

The following table presents summarized consolidated statements of income (loss) information for the three months and year ended December 31, 2021 and 2020:

	Three months ended		Year ended
	December 31		December 31
($ thousands except share and per share information)	2021	2020	2021	2020	2019
Revenue	$36,990	$41,999	$150,421	$112,588	$59,148
Cost of sales	16,339	19,276	67,168	62,490	46,954
Gross profit	20,651	22,723	83,253	50,098	12,194

General administration costs	4,178	1,846	12,213	7,394	7,595
IPO readiness costs	-	-	670	-	3,416
Sustainability initiatives	421	20	855	58	-
Business development costs	328	54	771	119	128
Impairment charges	-	-	-	7,864	32,142
Operating income (loss)	15,724	20,803	68,744	34,663	(31,087)

Gain on disposition of mineral interest	-	30,926	-	30,926	-
Increase (decrease) in fair value of investments	60	6,306	(10,786)	6,447	1,939
Finance costs, net	(602)	(2,737)	(5,673)	(9,860)	(8,378)
Loss on derivatives	-	-	(297)	-	-
Foreign currency translation (loss)	(1)	(11)	(25)	(16)	(17)
Other (expenses) income	(543)	34,484	(16,781)	27,497	(6,456)
Earnings (loss) before income taxes	15,181	55,287	51,963	62,160	(37,543)
Income tax expense	(1,800)	(1,332)	(6,436)	(6,595)	(3,851)
Net earnings (loss) from continuing operations	13,381	53,955	45,527	55,565	(41,394)
Net earnings from discontinued operations	-	-	-	-	27,641
Net earnings (loss)	$13,381	$53,955	$45,527	$55,565	$(13,753)
Weighted average shares outstanding	156,158,978	135,903,392	148,025,464	115,456,471	82,646,413
Earnings (loss) from continuing operations per share – basic and diluted[1]	$0.09	$0.40	$0.31	$0.48	$(0.50)
Earnings (loss) from discontinued operations per share – basic and diluted[1]	$-	$-	$-	$-	$0.33
Earnings per share – basic and diluted[1]	$0.09	$0.40	$0.31	$0.48	$(0.17)

1We have no dilutive instruments as at December 31, 2021, 2020 and 2019.

Three months ended December 31, 2021 compared to three months ended December 31, 2020

Revenue was $37.0 million, a decrease of 12% from $42.0 million for the same period in the prior year due to $3.5 million lower revenue due to lower volume from streams and royalties, $1.1 million lower revenue due to lower gold prices and $1.1 million lower revenue due to lower silver prices, partially offset by $0.7 million higher revenue due to higher diamond prices. Lower revenue from streams and royalties was driven by lower stream deliveries from the ATO stream due to ongoing COVID-19-related supply chain impacts, lower stream deliveries from the Buriticá gold and silver streams, largely due to the buyback of the gold stream at the end of December 2020 and lower volume of metal sold from the Northparkes gold and silver stream due to the timing of metal sales, partially offset by higher sales volume from the Cerro Lindo silver stream and the Renard diamond stream.

Market gold price and gold sales volume for our streams were $1,795 per ounce and 5,792 ounces, respectively, compared to $1,874 per ounce and 9,412 ounces, respectively, in the prior year. Market silver price and silver sales volume were $23.33 per ounce and 664 thousand ounces, respectively, compared to $24.39 per ounce and 572 thousand ounces, respectively, in the prior year. Market gold price and attributable royalty ounces were $1,795 per ounce and 5,008 ounces, respectively, compared to $1,874 per ounce and 4,986 ounces, respectively, for the same period in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $16.3 million (including depletion) from streams and royalties, compared to $19.3 million (including depletion) from streams and royalties for the same period in the prior year. The decrease in cost of sales for the three months ended December 31, 2021 was due to cost of sales associated with lower metal deliveries from streams, partially offset by higher attributable ounces from royalties.

Gross profit was $20.7 million, a decrease of 9% from $22.7 million for the same period in the prior year. The decrease was driven by lower gross profit from the ATO and Buriticá streams due to lower deliveries, lower gross profit from the Northparkes stream due to the timing of metal sales and lower gold and silver prices, partially offset by higher gross profit from the Cerro Lindo silver stream due to higher stream deliveries and higher gross profit from the Renard diamond stream due to higher stream deliveries and higher diamond prices.

General administration costs were $4.2 million, compared to $1.8 million for the same period in the prior year. General administration costs for the three months ended December 31, 2021 included employee costs, office, insurance and other expenses, professional services, and amortization of $2.6 million, $1.1 million, $392 thousand and $100 thousand, respectively, compared to $1.1 million, $324 thousand, $342 thousand and $100 thousand, respectively, for the same period in the prior year. Higher costs for the three months ended December 31, 2021 were largely due to higher employee costs driven by share based payments granted to employees and directors upon completion of the IPO and higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs.

Business development costs were $328 thousand, compared to $54 thousand for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year in connection with the engagement of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals production by our counterparties, to the point of saleable metals. Sustainability initiatives also includes partial funding of a bursary program in South Africa, community investments around the Northparkes mine as well as various social initiatives, including donations. For the three months ended December 31, 2021, expenditures on various sustainability initiatives were $421 thousand, compared to $20 thousand for the same period in the prior year. The increase was driven by one-time funding of $200 thousand to RBPlat to create a remote learning initiative in rural communities in South Africa as well as scholarships and other contributions at numerous mine site communities where we have streams.

Movements in fair value of investments were a $60 thousand increase, compared to $6.3 million increase for the same period in the prior year. This was due to a nominal increase in market prices of our equity investments in the current period compared to a higher increase in market prices of our equity investments in the same period in the prior year.

Finance costs, net was $ 602 thousand compared to $2.7 million for the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash balances. Lower finance costs were driven by lower interest charges on debt, which was fully repaid during the third quarter of 2021, partially offset by higher standby charges driven by the lower outstanding debt balance.

Gain on disposition of mineral interests in the prior year of $30.9 million represents a gain in disposition of the Buriticá gold stream.

Income tax expense was $1.8 million, compared to $1.3 million for the same period in the prior year. The increase in income tax expense was driven by higher income tax associated with our Australian royalties compared to the same period in the prior year.

Net earnings was $13.4 million, compared to $54.0 million for the same period in the prior year. Net earnings for the same period in the prior year included $30.9 million gain on disposition of the Buriticá gold stream. Lower net earnings in 2021 were also driven by lower gross profit across the portfolio, lower mark to market gains from equity investments, higher general administration costs driven by public company costs, higher business development costs and expenditures on sustainability initiatives and higher income taxes, partially offset by lower finance costs.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue was $150.4 million, an increase of 34% from $112.6 million for the prior year due to $12.4 million of revenue from new stream agreements, $13.3 million higher revenue due to higher volume from existing streams and royalties, $10.6 million higher revenue due to higher silver prices, and $1.7 million higher revenue due to higher diamond prices. Revenue from new stream agreements was driven by stream deliveries from the Northparkes gold and silver stream, which was acquired in July 2020. Higher revenue from existing streams and royalties was driven by higher sales volumes from the Cerro Lindo and RBPlat streams due to higher deliveries, stream deliveries from the Buriticá and Gunnison streams, which both entered production in December 2020, partially offset by lower stream deliveries from the ATO stream due to ongoing COVID-19-related supply chain impacts and lower attributable royalty ounces largely driven by lower production at Fosterville.

Market gold price and gold sales volume for our streams were $1,799 per ounce and 23,853 ounces, respectively, compared to $1,770 per ounce and 20,538 ounces, respectively, in the prior year. Market silver price and silver sales volume were $25.14 per ounce and 2,774 thousand ounces, respectively, compared to $20.55 per ounce and 1,979 thousand ounces, respectively, in the prior year. Market gold price and attributable royalty ounces were $1,799 per ounce and 17,584 ounces, respectively, compared to $1,770 per ounce and 18,106 ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $67.2 million (including depletion) from streams and royalties, compared to $62.5 million (including depletion) from streams and royalties in the prior year. The increase in cost of sales for the year ended December 31, 2021 was due to cost of sales associated with higher metal deliveries from streams, partially offset by lower cost of sales from royalties due to lower attributable ounces from royalties, largely at Fosterville.

Gross profit was $83.3 million, an increase of 66% from $50.1 million in the prior year. The increase was driven by gross profit of $7.1 million from new stream agreements and higher gross profit of $26.0 million from existing streams and royalties. Gross profit of $7.1 million from new stream agreements was driven by the Northparkes stream, which was acquired in July 2020. Higher gross profit of $26.0 million from existing streams and royalties was due to higher gross profit from the Cerro Lindo silver stream driven by higher silver volume at higher silver prices, stream deliveries from the Buriticá and Gunnison streams, higher gold sales volume from the RBPlat gold stream at higher gold prices, higher gross profit from royalties driven by higher gold prices, partially offset by lower sales volume from the ATO stream due to lower deliveries.

General administration costs were $12.2 million, compared to $7.4 million in the prior year. General administration costs for the year ended December 31, 2021 included employee costs, office, insurance and other expenses, professional services, and amortization of $8.4 million, $2.4 million, $1.1 million and $399 thousand, respectively, compared to $5.1 million, $772 thousand, $1.1 million and $399 thousand, respectively, in the prior year. Higher costs for the year ended December 31, 2021 were largely due to higher employee costs driven by share based payments granted to employees and directors upon completion of the IPO and higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs, partially offset by lower professional service expenses.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals production by our counterparties, to the point of saleable metals. Sustainability initiatives also includes partial funding of a bursary program in South Africa, community investments at Northparkes, as well as various social initiatives, including donations. For the year ended December 31, 2021, expenditures on sustainability initiatives were $855 thousand, compared to $58 thousand in the prior year. The increase was driven by expenditures incurred this year to acquire carbon offsets to counter our carbon footprint since inception, one-time funding of $200 thousand to RBPlat to create a remote learning initiative in rural communities in South Africa as well as scholarships and other contributions at numerous mine site communities where we have streams.

Business development costs were $771 thousand, compared to $119 thousand in the prior year. Business development costs represent ongoing business development costs incurred throughout the year in connection with the engagement of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Movements in fair value of investments were a $10.8 million decrease, compared to a $6.4 million increase in the prior year. This was due to significant decreases in market prices of our equity investments.

Finance costs, net was $5.7 million compared to $9.9 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash balances. Lower finance costs were driven by lower interest charges on debt, which was fully repaid during the third quarter, partially offset by higher standby charges driven by the lower outstanding debt balance.

Gain on disposition of mineral interests in the prior year of $30.9 million represents gain on disposition of the Buriticá gold stream.

Loss on derivatives was $297 thousand compared to nil in the prior year. Subsequent to the IPO, the Company repaid its Credit Facility and closed out the interest rate swap, resulting in a loss of $297 thousand. The Company has no hedge contracts at this time.

Income tax expense was $6.4 million, compared to $6.6 million in the prior year. The decrease in income tax expense was driven by tax recoveries from mark to market losses on equity investments, combined with lower income tax associated with our Australian royalties compared to the same period in the prior year.

Net earnings was $45.5 million, compared to net earnings of $55.6 million in the prior year. Net earnings in the prior year was driven by a gain on disposition of $30.9 million from the Buriticá gold stream. Net earnings in the current year as compared to the prior year was driven by higher gross profit across the portfolio, lower impairment charges and lower finance costs, partially offset by higher mark to market losses from equity investments, higher general administration costs driven by public company costs, higher business development costs, IPO readiness costs for a U.S. listing that was not pursued, various expenditures on sustainability initiatives as well as loss on sale of derivatives.

Condensed Statements of Cash Flows

Three months and year ended December 31, 2021 compared to three months and year ended December 31, 2020

The following table presents summarized consolidated statements of cash flow information for the three months and year ended December 31, 2021 and December 31, 2020.

	Three months ended December 31		Year ended December 31
($ thousands)	2021	2020	2021	2020
Operating cash flow before working capital and taxes	$29,686	$36,833	$124,543	$96,671
Income taxes paid	(1,039)	(2,994)	(5,303)	(7,340)
Change in working capital	350	(3,118)	775	(4,954)
Operating cash flow	28,997	30,721	120,015	84,377
Net Cash (used in) from investing activities	(5,310)	77,533	(48,145)	(651,654)
Net Cash (used in) from financing activities	(9,724)	(99,486)	(51,835)	577,128
Effect of exchange rate changes on cash and cash equivalents	4	42	-	18
Increase in cash during the period	13,967	8,810	20,035	9,869
Cash and cash equivalents at beginning of period	26,705	11,827	20,637	10,768
Cash and cash equivalents at end of period	$40,672	$20,637	$40,672	$20,637

Three months ended December 31, 2021 compared to three months ended December 31, 2020

Operating cash flow was $29.0 million, a decrease of 6% from $30.7 million for the same period in the prior year. The decrease was due to lower cash flows from streams and royalties, higher general administration and business development costs as well as expenditures on sustainability initiatives, partially offset by lower net cash taxes paid and higher working capital adjustments.

Net cash used in investing activities was $5.3 million, compared to net cash from investing activities of $77.5 million for the same period in the prior year. Net cash used in investing activities in 2021 largely included $4.9 million of funding for the Chilean royalty portfolio acquisition, $115 thousand of stream funding for the Pumpkin Hollow gold and silver stream and $322 thousand paid to exercise the Talon Warrants. Net cash from investing activities in 2020 included $78 million from the disposition of the Buriticá gold stream, partially offset by $256 thousand of stream funding for the Pumpkin Hollow gold and silver stream and $238 thousand of capitalized costs for the IAMGOLD royalty portfolio acquisition.

Net cash used in financing activities was $9.7 million, compared to $99.5 million for the same period in the prior year. Net cash used in financing activities in 2021 largely consisted of dividend payments of $7.4 million, $1.7 million paid to purchase shares under the NCIB program as well as interest payments of $541 thousand. Net cash used in financing activities in 2020 largely consisted of $97 million in debt repayments and $2.4 million in interest payments on long-term debt.

Year ended December 31, 2021 compared to year ended December 31, 2020

Operating cash flow was $120.0 million, an increase of 42% from $84.4 million in the prior year. The increase was due to higher cash flows from streams and royalties, lower net cash taxes paid and higher working capital adjustments, partially offset by higher general administration and business development costs, IPO readiness costs as well as various expenditures on sustainability initiatives.

Net cash used in investing activities was $48.1 million, compared to net cash used of $651.7 million in the prior year. Net cash used in investing activities in 2021 included $45.8 million of funding for the IAMGOLD royalty portfolio, including $155 thousand of capitalized costs, $4.9 million of funding for the Chilean royalty portfolio acquisition, $0.5 million stream funding for the Pumpkin Hollow gold and silver stream, $322 thousand paid to exercise the Talon Warrants, partially offset by $3.4 million of proceeds from the sale of 803,900 GoldSpot shares and 1.5 million Steppe Gold shares. Net cash used in investing activities in 2020 largely related to $554.0 million of funding including capitalized costs towards the Northparkes gold and silver stream, $145.0 million of funding for the RBPlat gold stream as well as $30.0 million funding for the Nevada Copper stream amendment and royalty acquisition.

Net cash used in financing activities was $51.8 million, compared to net cash from financing activities of $577.1 million in the prior year. Net cash used in financing activities in 2021 largely consisted of long-term debt repayment and interest payments of $319.0 million and $5.1 million, respectively, $1.7 million paid to purchase shares under the NCIB program as well as dividend payments of $14.8 million, partially offset by proceeds of $245.1 million from the IPO, including the over-allotment option, net of underwriting and other fees as well as $44 million in drawdowns from the Credit Facility to fund the IAMGOLD royalty portfolio acquisition. Net cash from financing activities in 2020 largely consisted of $370 million in proceeds from a share issuance as well as $328 million in drawdowns from the Credit Facility, both to fund the Northparkes and RBPlat stream acquisitions, partially offset by long-term debt repayments and interest payments of $110 million and $9.7 million, respectively.

Liquidity and Capital Resources

As of December 31, 2021, our cash and cash equivalents were $40.7 million compared to $20.6 million as at December 31, 2020. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream investments is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties, and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements and payment of dividends for the next twelve months and beyond.

Credit Facility

The Company currently has a Credit Facility of $500 million with an additional uncommitted accordion of up to $100 million for a total availability of up to $600 million, maturing on August 30, 2023. As at December 31, 2021, the Credit Facility balance was nil. Finance costs for the three months and year ended December 31, 2021 were $812 thousand and $6.3 million, respectively, including interest charges, the impact of the pay-fixed receive-float interest rate swap and standby fees. This compares to finance costs of $2.8 million and $10.3 million in the three months and year ended December 31, 2020, respectively. The Credit Facility includes covenants that require us to maintain certain financial ratios including leverage ratios as well as certain non-financial requirements. As at December 31, 2021, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams, royalties and other similar interests.

Interest Rate Swap

On April 30, 2020, we entered into a pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150 million of our Credit Facility. The swap had been designated as a cash flow hedge, as it converted the floating rate debt to fixed. Through the swap, interest on $150 million of the balance outstanding under the facility was fixed at 0.315% plus the applicable margin, depending on our leverage ratio. On May 28, 2021, we paid $297 thousand to terminate the swap. As a result, we discontinued hedge accounting and released a loss of $297 thousand ($218 thousand loss net of tax) from AOCI for the year ended December 31, 2021.

Quarterly Information[1,2]

	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
GEOs[3]	20,605	20,746	22,537	19,714	22,409	12,821	16,115	11,714
Cash and cash equivalents	40,672	26,705	11,719	4,258	20,637	11,827	23,524	13,529
Total assets	1,303,409	1,297,722	1,306,368	1,309,596	1,300,919	1,344,019	807,909	807,518
Revenues	36,990	37,126	40,939	35,366	41,999	24,470	27,575	18,544
Cost of sales	16,339	16,946	17,874	16,009	19,276	11,833	18,291	13,090
Net earnings (loss)	13,381	5,128	18,339	8,679	53,955	8,915	9,180	(16,485)
Earnings (loss) per share (basic and diluted)	0.09	0.03	0.13	0.06	0.40	0.07	0.09	(0.17)
Operating cash flow	28,997	29,455	32,754	28,809	30,721	19,239	22,112	12,305
Operating cash flow per share	0.19	0.19	0.23	0.21	0.23	0.15	0.23	0.13
Adjusted EBITDA[3]	28,880	29,549	34,959	30,097	36,735	20,619	23,508	15,295
Average gold price[4]	1,795	1,790	1,816	1,794	1,874	1,909	1,711	1,583
Average silver price[5]	23.33	24.36	26.69	26.26	24.39	24.26	16.38	16.90

[1]	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
[2]	Sum of all the quarters may not add up to the annual total due to rounding.
[3]	GEOs and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs and adjusted EBITDA to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
[4]	Based on the LBMA PM fix.
[5]	Based on the LBMA fix.

Our financial results for the last several quarters reflect significant growth in the business. Our asset base increased significantly as we continue to invest in additional streams and royalties. In the fourth quarter of 2021, we completed the Chilean royalty acquisition for $4.9 million. In the third quarter of 2021, we repaid the remaining balance on our Credit Facility, leaving the Company debt-free. In the second quarter of 2021, we successfully completed our IPO and paid down the majority of our Credit Facility, while achieving record GEOs and operating cash flow since inception. In the first quarter of 2021, we entered into an agreement with IAMGOLD to purchase a royalty portfolio consisting of 34 royalties on various exploration and development properties for $45.7 million.

In the fourth quarter of 2020, we began receiving metal deliveries from the Buriticá stream, and we received a full quarter of gold and silver deliveries from the Northparkes stream, achieving record quarterly revenues since inception. We also recorded a $30.9 million gain from the disposition of the Buriticá gold stream. In the third quarter of 2020, we entered into a gold and silver purchase and sale agreement in respect of the Northparkes mine in Australia for $550 million, and subsequently received the first gold and silver delivery from the Northparkes stream. Our third-quarter 2020 results were negatively impacted by nearly two months of COVID-19-related disruptions at the Cerro Lindo mine, and a month and a half disruption at RBPlat, resulting in lower deliveries from lower production. During the third quarter of 2020, we also increased the maximum availability under the Credit Facility to $500 million. In the second quarter of 2020, we began receiving first metal deliveries from the ATO mine. In the first quarter of 2020, we entered into an agreement with Nevada Copper consisting of several components totaling $35 million in near-term funding. Also in the first quarter of 2020, we closed a gold purchase and sale agreement in respect of the RBPlat PGM Operations in South Africa for $145 million and began receiving gold deliveries from RBPlat. We also recorded a $7.9 million impairment charge on the Renard stream due to depressed diamond market conditions in light of the COVID-19 pandemic.

Commitments and Contingencies

From time to time, we may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

Stream Agreements

As of December 31, 2021, we had significant commitments to make per-ounce cash payments for precious metals, copper and diamonds pursuant to the terms of the metals purchase and sale agreements as detailed in the following table:

				Attributable
Mineral interest	Commodity	Inception date	Unit	volume purchased		Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%	[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017	Ounce	25%	[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017	Ounce	50%	[3]	17% of spot	Life of mine
Renard	Diamond	Nov. 29, 2017	Carat	4%		Lesser of 40% of achieved sales price or $40	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	Ounce	97.5%	[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	Ounce	97.5%	[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%	[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%	[6]	5% of spot	Life of mine
RBPlat	Gold	Oct. 13, 2019	Ounce	70%	[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%	[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%	[8]	10% of spot	Life of mine

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter 50% of silver subject to an annual cap of 59,315 ounces.
4.	Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.

5.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.

6.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
7.	70% of the payable gold until 261,000 ounces are delivered, and 42% thereafter.
8.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered, and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered, and 40% thereafter.

Investments in Stream and Royalty Interests

As of December 31, 2021, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)	Payments	Triggering Event
AuRico Metals Inc.	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary
		$12.5 million	2nd anniversary
		$12.5 million	3rd anniversary
Nevada Copper Inc.	Pumpkin Hollow	$4.2 million	50% of cash flows generated from the stream from May 1, 2020 onwards

Nevada Copper Inc.	Tedeboy Area	$5 million	Payment contingent upon commencement of commercial production

Stornoway Diamond Corporation	Renard	C$4.14 million	Working capital funding request initiated from Stornoway
DS McKinnon Holdings Limited	Hemlo Royalty	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces

154619 Canada Inc.	Eagle River Royalty	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces

We have existing commitments, including with respect to the Kemess stream, Pumpkin Hollow stream, Tedeboy Area royalty, Renard diamond stream, as well as Hemlo and Eagle River royalties, which are noted in the above table. These are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	270	609	248	-	1,127
Lease Interest[1]	63	71	7	-	141
Standby charges[2]	1,969	1,305	-	-	3,274
	$2,302	$1,985	$255	$-	$4,542

1.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2025.
2.	Represents standby charges on the Credit Facility, which matures on August 30, 2023.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under ‘‘Contractual Obligations and Commitments’’.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 20 to the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

Overview

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. To achieve this, we:

•	Identify, assess and communicate our key risks;

•	Integrate risk management into strategic priorities and plans;

•	Incorporate procedures for managing risk into our decision-making processes so that we mitigate risks and minimize the uncertainty of achieving our objectives;

•	Combine careful due diligence, legal, financial and commercial structuring and oversight to identify, assess and manage risks on new deals and for existing assets in the portfolio;

•	Maintain a structure to manage risk effectively and in a manner that seeks to maximize value creation;

•	Monitor relevant controls on an ongoing basis to assess their effectiveness and ensure that they are complied with; and

•	Provide assurance to the Chief Executive Officer (“CEO”) and the Audit Committee of the Board of Directors on the effectiveness of key control activities on a regular basis.

Board of Directors and Audit Committee Oversight

We maintain strong risk oversight practices at Triple Flag by clearly outlining responsibilities in the mandates of the Board and Audit Committee. The Board’s mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification of the principal risks of the business and the implementation of appropriate systems to deal with such risks. The Audit Committee assists the Board in overseeing the Company’s management of risks as well as the implementation of policies and standards for monitoring such risks and monitoring and reviewing the Company’s financial position and risk management programs. The Audit Committee also provides oversight focusing on financial and operational (e.g., cyber security, hedging practices, etc.) risk exposures.

Management Oversight

Senior management oversees a weekly team meeting to discuss various issues including, but not limited to, risks facing the organization. This allows for the timely identification and mitigation of key risks that may prevent us from achieving our objectives, while fostering transparency. We rely on ongoing broad management involvement and specific external expertise in key meetings on new deals, particularly at the moment of committing capital, to equip us to make the most informed decisions possible and encourage contrarian and divergent perspectives to challenge our views and analyses.

The following subsections highlight some of our key sources of uncertainty and relevant risk mitigation activities. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, cash flow or share price. The list of risk factors below is not exhaustive, and other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations.

Key Risk Factors

•	Fluctuations in commodity prices;

•	Passive nature of our investments – we have limited to no control over the operation of the properties in which we hold an interest, or an operator’s failure to perform or decision to cease or suspend operations;

•	Our inability to control the budgeting, forecasting and planning capabilities of our portfolio asset mining partners requires us to apply judgment to compensate for potential biases in establishing forward-looking outlooks as we seek to set guidance for our investors;

•	Revenue concentration – a significant portion of our revenue comes from a small number of operating properties within our portfolio, and adverse developments at these properties could have a more significant or lasting impact;

•	The current COVID-19 pandemic, as well as similar pandemics and public health emergencies in the future;

•	The impact of global financial conditions such as inflation and changes in U.S. dollar interest rates;

•	Our liquidity profile, including level of indebtedness;

•	Changes in governments, the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may in the future carry on business;

•	Changing or increasing regulatory requirements, including increasing taxes or other measures;

•	Our ability to maintain appropriate internal control over financial reporting and disclosure; and

•	Our reliance on information and plans, including mine plans, from counterparties that are based on estimates, including mineral reserves and resources.

For additional information about these risks and others, see the “Risk Factors” section of the Company’s final long-form prospectus dated May 19, 2021, available on SEDAR at www.sedar.com, as supplemented by the Company’s AIF as filed from time to time and available on SEDAR at www.sedar.com. Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with the Company’s delegation of authority (“DOA”); and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management, at the direction of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2021.

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for overseeing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three months ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including our final long-form prospectus dated May 19, 2021, as supplemented by the Company’s annual information form (“AIF”) as filed from time to time, is available on SEDAR at www.sedar.com. These documents contain descriptions of certain of Triple Flag’s stream and royalty interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee and Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB under the historical cost convention, as modified by revaluation of certain financial assets. Our significant accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, also included in Note 3 of the Annual Financial Statements.

Summary of significant accounting policies

Interbank Offered Rates (“IBOR”) Reform and its Effects on Financial Reporting

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2 (“Phase 2”), which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures. On January 1, 2021, the Company adopted the amendments retrospectively to hedging relationships and financial instruments.

Comparative amounts have not been restated, and there was no impact on the accumulated reserves amounts in AOCI on adoption.

The Phase 1 amendments, disclosed in the financial statements for the year ended December 31, 2020, provided temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform. The reliefs had the effect that IBOR reform should not generally cause hedge accounting to terminate prior to contracts being amended. However, hedge ineffectiveness, if any, continued to be recorded in the income statement. Furthermore, the amendments set out triggers for when the reliefs would end, which included the uncertainty arising from interest rate benchmark reform no longer being present.

The Phase 2 amendments address issues arising during interest rate benchmark reform, including specifying when the Phase 1 amendments will cease to apply, when hedge designations and documentation should be updated, and when hedges of the alternative benchmark rate as the hedged risk are permitted.

At January 1, 2021, the Company adopted the following hedge accounting reliefs provided by Phase 2 of the amendments:

Hedge Accounting

When the Phase 1 amendments cease to apply, the Company will amend its hedge designation to reflect changes which are required by IBOR reform, but only to make one or more of these changes:

•	designating an alternative benchmark rate as a hedged risk;

•	amending the description of the hedged item, including the description of the designated portion of the cash flows being hedged; or

•	amending the description of the hedging instrument.

These amendments to the hedge documentation did not require the Company to discontinue its hedge relationships. The Company has not made any amendments to its hedge documentation in the reporting period relating to IBOR reform.

The Company had previously applied hedge accounting on its pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150 million of its Credit Facility, which was terminated on May 28, 2021. Refer to Note 17 of the Annual Financial Statements.

Long-term debt

The Company currently has a Credit Facility that is carried at amortized cost and its interest charges can vary with the LIBOR rate if the Company elects to do so. When the decision is made to replace LIBOR in the Credit Facility with an alternative benchmark rate, the Company will assess the impact on its financial statements, including relevant disclosures.

As at January 1, 2021, the Company has applied the practical expedients offered under Phase 2 of the amendments to its $275 million of long-term debt measured at amortized cost. Phase 2 of the amendments require that, for financial instruments measured using amortized cost measurement, changes to the basis for determining the contractual cash flows required by interest rate benchmark reform are reflected by adjusting their effective interest rate and no immediate gain or loss is recognized.

Sustainability Initiatives

Sustainability initiatives represent costs the Company incurs on various environmental, social and governance (“ESG”) activities. This includes acquiring carbon offsets to counter the Company’s carbon footprint, which consists of greenhouse gas emissions associated with our direct business activities, as well as our share of emissions associated with the production of attributable metal to the point of saleable metals by our counterparties. Sustainability initiatives also include funding of bursary programs for post-secondary students in South Africa and local community programs in Australia, as well as various social initiatives, including donations. These costs are expensed in the statement of income (loss) as they are incurred.

Share based payments

The Company offers equity-settled (Stock Option Plan (“SOP”)), cash-settled (Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value using the Black-Scholes model with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award and recorded in general administration costs with the corresponding entry recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate which is estimated based on a number of factors, including historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded in general administration costs. The cost of cash-settled awards is recorded within liabilities until settled.

Earnings Per Share

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Critical Accounting Estimates and Judgments

COVID-19 Pandemic

The coronavirus (‘‘COVID-19’’) was characterized as a global pandemic by the World Health Organization on March 11, 2020 and developed rapidly, with a significant number of cases. Several operating and development projects in the mining industry were impacted and continue to be impacted due to the COVID-19 pandemic and the duration and full financial impact of COVID-19 is not known at this time. On October 13, 2021, Steppe Gold announced that continuing high rates of COVID-19 in Mongolia had caused supply disruptions at the ATO mine. While these delays are considered to be temporary and resulted in an effective pause to production, mining and stacking on the heap leach phase continued uninterrupted, representing a deferral of production from the second half of 2021 to 2022.

COVID-19 and efforts to contain it continue to have an effect on commodity prices and capital markets and if the operation or development of a mining project in which the Company holds a stream or royalty interest and from which it receives or expects to receive significant revenue is suspended and remains suspended for an extended period of time, it may have a material adverse impact on the Company’s profitability, results of operations, and financial condition. As at December 31, 2021, no other mines or development projects where the Company holds streams or royalties had suspended operations. We continue to monitor the impact of the COVID-19 pandemic and the emergence of new strains of the virus.

We delivered $29.0 million and $120.0 million in operating cash flow for the three months and year ended December 31, 2021, respectively. At December 31, 2021, we had $40.7 million in cash, and $600 million available for drawing under the Credit Facility (including the accordion), providing the Company with sufficient liquidity to manage through this period of uncertainty.

Management exercised significant judgment in determining the impact of COVID-19 on the Company’s consolidated financial statements, including with respect to financial risks, liquidity, the assessment of going concern, life of mine estimates, impairment triggers and carrying values of the Company’s mineral interests and amounts receivable (largely, royalties receivable). Management concluded that there was no material impact from COVID-19 on its financial results at this time.

Impairment

Assessment of impairment of mineral interests requires the use of judgment, assumptions and estimates of recoverable Mineral Resources and Mineral Reserves, commodity prices, discount rates, market multiples and foreign exchange rates. Changes in any assumptions and estimates used in determining the fair value of the mineral or royalty interest could materially impact the impairment analysis.

We performed an impairment assessment during the three months ended March 31, 2020, resulting in an impairment charge being recognized in the consolidated statements of income (loss) and comprehensive income (loss). Refer to Note 13 of the Annual Financial Statements for additional disclosures. Future commodity prices, exchange rates, discount rates and other key assumptions used in our assessment are subject to greater uncertainty given the current economic environment. Changes in any assumptions and estimates used in determining the fair value of the mineral interest could materially impact the impairment analysis.

At December 31, 2020, we reviewed all of our assets for indicators of impairment or reversal and concluded no impairment charge (or impairment reversal) was necessary.

As at December 31, 2021, we reviewed all of our assets for indicators of impairment or reversal and concluded no impairment charge (or impairment reversal) was necessary.

Mineral Reserves, Mineral Resource estimates and depletion

Mineral interests represent agreements for which settlement is called for in the payment of royalties or the multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of our assets and as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on our consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interest.

In assessing our estimates of Mineral Resources and Mineral Reserves for a specific property, we assess public disclosures of Mineral Resources and Mineral Reserves released by the operators and if available the associated mine plan to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

•	estimates of mine operating costs;

•	foreign exchange rates and commodity prices;

•	terms for offtake agreements;

•	future development costs; and

•	geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

We estimate exploration potential based on:

•	the size of the land package applicable to the agreement;

•	the cost and intensity of exploration programs proposed by the mine operator;

•	geological structures; and

•	ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty. The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of stream and royalty interests.

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Chile, Colombia, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other potential countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in our taxes, governmental charges, duties or impositions.

Business combinations

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, that of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and Mineral Reserve/Mineral Resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Related Party Transactions

Our related parties are our key management personnel, our directors as well as Triple Flag Mining Elliot and Management Co-Invest LP (“Co-Invest LP”) and Triple Flag Co-Invest Luxembourg Investment Company S.àr.l (“Co-Invest Luxco”). Co-Invest LP and Co-Invest Luxco together own a majority of the issued and outstanding common shares of the Company.

Total compensation paid to key management personnel for the three months and year ended December 31, 2021 was $2.6 million and $8.4 million, respectively (2020: $1.1 million and $5.1 million, respectively).

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure and are based on stream and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the London Bullion Market Association (“LBMA”) PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure.

	2021
					Year ended
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	December 31
Revenue	36,990	37,126	40,939	35,366
Average gold price per ounce	1,795	1,790	1,816	1,794
GEOs	20,605	20,746	22,537	19,714	83,602

	2020
					Year ended
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	December 31
Revenue	41,999	24,470	27,575	18,544
Average gold price per ounce	1,874	1,909	1,711	1,583
GEOs	22,409	12,821	16,115	11,714	63,059

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) is a non-IFRS financial measure, which excludes the following from net earnings (loss):

•	impairment charges

•	gain/loss on sale or disposition of assets/mineral interests

•	foreign currency translation gains/losses

•	increase/decrease in fair value of investments

•	non-recurring charges; and

•	impact of income taxes on these items

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings (loss) is a useful measure of our performance because impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and non-recurring charges (such as IPO readiness costs) do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings (loss) enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings (loss) is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Year ended
($ thousands, except share and	December 31		December 31
per share information)	2021	2020	2021	2020
Net earnings	$13,381	$53,955	$45,527	$55,565
Impairment charges	-	-	-	7,864
Gain on disposal of mineral interests	-	(30,926)	-	(30,926)
Loss on derivatives	-	-	297	-
Foreign currency translation losses	1	11	25	16
(Increase) decrease in fair value of investments	(60)	(6,306)	10,786	(6,447)
IPO readiness costs[1]	-	-	670	-
Income tax effect	87	326	258	(1,666)
Adjusted net earnings	$13,409	$17,060	$57,563	$24,406
Weighted average shares outstanding	156,158,978	135,903,392	148,025,464	115,456,471
Net earnings per share	$0.09	$0.40	$0.31	$0.48
Adjusted net earnings per share	$0.09	$0.13	$0.39	$0.21

1 Reflects charges related to a potential U.S. listing that was not pursued.

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended		Year ended
	December 31		December 31
($ thousands)	2021	2020	2021	2020
Operating cash flow	$28,997	$30,721	$120,015	$84,377
Acquisition of other assets	-	-	-	-
Free cash flow	$28,997	$30,721	$120,015	$84,377

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense

•	finance costs, net

•	depletion and amortization

•	impairment charges

•	gain/loss on sale or disposition of assets/mineral interests

•	foreign currency translation gains/losses

•	increase/decrease in fair value of investments; and

•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted EBITDA
	Three months ended		Year ended
	December 31		December 31
($ thousands)	2021	2020	2021	2020
Net earnings	$13,381	$53,955	$45,527	$55,565
Finance costs, net	602	2,737	5,673	9,860
Income tax expense	1,800	1,332	6,436	6,595
Depletion and amortization	13,156	15,932	54,071	53,630
Impairment charges	-	-	-	7,864
Gain on disposal of mineral interests	-	(30,926)	-	(30,926)
Loss on derivatives	-	-	297	-
Foreign currency translation loss	1	11	25	16
(Increase) decrease in fair value of investments	(60)	(6,306)	10,786	(6,447)
IPO readiness costs[1]	-	-	670	-
Adjusted EBITDA	$28,880	$36,735	$123,485	$96,157

[1] Reflects charges related to a U.S. listing that was not pursued.

Gross Profit Margin, Asset Margin, and Total Margin

Gross profit margin is an IFRS financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and dividing by revenue. Total margin is a non-IFRS financial measure which we define as adjusted EBITDA divided by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin and total margin in order to evaluate our performance in increasing revenue and containing costs and providing a useful comparison to our peers. Both asset margin and total margin are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin and total margin to gross profit margin, the most directly comparable IFRS measure:

	Three months ended		Year ended
($ thousands except Gross profit	December 31		December 31
margin, Asset margin, and Total margin)	2021	2020	2021	2020
Revenue	$36,990	$41,999	$150,421	$112,588
Cost of sales	16,339	19,276	67,168	62,490
Gross profit	20,651	22,723	83,253	50,098
Gross profit margin	56%	54%	55%	44%
Gross profit	$20,651	$22,723	$83,253	$50,098
Add: Depletion	13,056	15,832	53,672	53,231
	33,707	38,555	136,925	103,329
Revenue	36,990	41,999	150,421	112,588
Asset margin	91%	92%	91%	92%
Gross profit	$20,651	$22,723	$83,253	$50,098
Add: Depletion and amortization	13,156	15,932	54,071	53,630
Less: Sustainability initiatives	421	20	855	58
Less: Business development costs	328	54	771	119
Less: General administration costs	4,178	1,846	12,213	7,394
Adjusted EBITDA	28,880	36,735	123,485	96,157
Revenue	36,990	41,999	150,421	112,588
Total margin	78%	87%	82%	85%

Cash Costs and Cash Costs per GEO

Cash costs and cash costs per GEO are non-IFRS measures with no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Cash costs is calculated by starting with total cost of sales, then deducting depletion. Cash costs is then divided by GEOs sold, to arrive at cash costs per GEO. Cash costs and cash costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Management uses cash costs and cash costs per GEO to evaluate our ability to generate positive cash flow from our portfolio of assets. Management and certain investors also use this information to evaluate the Company’s performance relative to peers who present this measure on a similar basis. The following table reconciles cash costs and cash costs per GEO to cost of sales, the most directly comparable IFRS measure:

	Three months ended		Year ended
($ thousands, except GEOs	December 31		December 31
and cash costs per GEO)	2021	2020	2021	2020
Cost of sales	$16,339	$19,276	$67,168	$62,490
Less: Depletion	13,056	15,832	53,672	53,231
Cash costs	3,283	3,444	13,496	9,259
GEOs	20,605	22,409	83,602	63,059
Cash costs per GEO	159	154	161	147

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Our assessments of, and expectations for future periods described in this MD&A are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our final long-form prospectus dated May 19, 2021, available on SEDAR as supplemented by our AIF as filed from time to time and available on SEDAR. For clarity, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.